DD 2/25/13

SECUI 13011384 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN, LISLE/CUMMINGS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE TURKS HEAD PLACE - SUITE 800
(No. and Street)

PROVIDENCE RI 02903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID A. IZZI (401) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BATCHELOR, FRECHETTE, MCCRORY, MICHAEL & CO.
(Name – *if individual, state last, first, middle name*)

40 WESTMINSTER ST - SUITE 600 PROVIDENCE RI 02903
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
REGISTRATIONS BRANCH
19

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/27/13

OATH OR AFFIRMATION

I, DAVID A. IZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN, LISLE/CUMMINGS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David A Izzi
Signature

PRESIDENT & TREASURER
Title

Marie Plant My Commission expires 11/6/15
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2012

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2012

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Brown, Lisle/Cummings, Inc. as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Lisle/Cummings, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 26, 2013

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

ASSETS	2012	2011
Cash	$ 267,983	$ 267,874
Receivables from clearing organizations	90,101	89,748
Prepaid expenses	29,976	33,428
Furniture and office equipment, at cost, less accumulated depreciation 2012 $197,702; 2011 $184,493	12,415	22,947
Escrow deposit	50,000	50,000
	$ 450,475	$ 463,997

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued pension contributions	$ 120,062	$ 120,087
Accrued payroll withholdings and taxes	52,316	67,190
Accrued expenses	28,097	26,720
	200,475	213,997
STOCKHOLDERS' EQUITY		
Common stock, no par value, authorized 400 shares; issued 257 shares	257,000	257,000
Retained earnings	50,000	50,000
	307,000	307,000
Less cost of treasury stock, 57 shares	(57,000)	(57,000)
	250,000	250,000
	$ 450,475	$ 463,997

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2012 and 2011

	2012	2011 *
REVENUES		
Commissions	$ 2,301,084	$ 2,351,136
Gain on firm securities trading accounts	30,020	25,441
Sale of investment company shares	255,645	298,386
Fees for account supervision, investment advisory and administrative services	134,880	143,846
Other revenue	11,550	13,075
	2,733,179	2,831,884
EXPENSES		
Stockholder officers' compensation and benefits	1,264,623	1,268,193
Employee compensation and benefits	795,559	874,026
Commissions paid to other broker/dealers	210,476	222,398
Regulatory fees and expenses	50,283	61,436
Other operating expenses	362,238	355,831
	2,683,179	2,781,884
NET INCOME	$ 50,000	$ 50,000

*Reclassified for comparative purposes

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2012 and 2011

	Capital Stock Common	Treasury Stock	Retained Earnings	Total
Balances at January 1, 2011	$ 257,000	$ (57,000)	$ 75,000	$ 275,000
Distributions	-	-	(75,000)	(75,000)
Net income	-	-	50,000	50,000
Balances at December 31, 2011	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Balances at January 1, 2012	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Distributions	-	-	(50,000)	(50,000)
Net income	-	-	50,000	50,000
Balances at December 31, 2012	$ 257,000	$ (57,000)	$ 50,000	$ 250,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 50,000	$ 50,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,209	13,962
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	(353)	(5,929)
Prepaid expenses	3,452	(4,071)
Increase (decrease) in:		
Accrued pension contributions	(25)	61,204
Accrued payroll withholdings and taxes	(14,874)	10,825
Accrued expenses	1,377	10,800
Net cash provided by operating activities	52,786	136,791
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(2,677)	(12,152)
Distributions to shareholders	(50,000)	(75,000)
Net cash used in investing activities	(52,677)	(87,152)
Net increase in cash	109	49,639
CASH		
Beginning	267,874	218,235
Ending	$ 267,983	$ 267,874

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: The Company, located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense and accumulated depreciation for the year ended December 31, 2012 are $13,209 and $197,702 respectively, and for the year ended December 31, 2011, $13,962 and $184,493, respectively.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership.

Uncertainty in accounting for income taxes: When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Management has determined there are no uncertain income tax positions.

The open tax years are 2009-2012.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended December 31, 2012 and 2011 were $10,109 and $6,590, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. EMPLOYEE PENSION PLANS

The Company established a noncontributory 401(k) profit sharing plan. The Plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by T. Rowe Price Trust Co. Profit sharing contributions and safe harbor contributions for the year ended December 31, 2012 were $83,501 and $52,961, respectively and for the year ended December 31, 2011, $83,605 and $52,881, respectively.

Note 3. OPERATING LEASES

The Company leases certain office space under a noncancelable agreement which expires in 2014 and requires minimum annual rentals. Rental expense for the years ended December 31, 2012 and 2011 was $126,245 and $116,051, respectively.

The total minimum rental commitment as of December 31, 2012 is due in future years as follows:

Years ending December 31		
2013	$	121,193
2014		123,772
	$	244,965

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of approximately $207,538 and $100,000, respectively. At December 31, 2011, the Company had net capital and net capital requirements of $193,529 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2012 and 2011 were 0.97 to 1 and 1.11 to 1, respectively.

Note 5. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2012 and 2011.

Note 6. NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2012 and 2011.

During 2012 and 2011, revenues generated from NFS were approximately 98% and 97% of total revenues, respectively. At December 31, 2012 and 2011, amounts due from NFS in accounts receivable totaled $90,101 and $89,748, respectively.

Note 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

Note 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2012 did not exceed insurance limits.

Note 8. EQUITY

During January 2011, the shareholders of the Company authorized the redemption of 40 shares of common stock from an officer and shareholder of the Company. Concurrently, the shareholders of the Company authorized the sale of 40 shares of common stock to a new shareholder of the Company. These transactions occurred simultaneously and the shares were purchased and sold for the same amount and therefore did not have an impact in the accompanying financial statements.

Note 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 26, 2013, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have audited the financial statements of Brown, Lisle/Cummings, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated January 26, 2013, which contained an unmodified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 26, 2013

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

	2012	2011
AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$ 120,062	$ 120,087
Accrued payroll withholdings and taxes	52,316	67,190
Accrued expenses	28,097	26,720
Total aggregate indebtedness	$ 200,475	$ 213,997
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 250,000	$ 250,000
Deductions:		
Furniture and office equipment	12,415	22,947
Prepaid expenses	29,976	33,428
Cash	71	96
Net capital	207,538	193,529
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 107,538	$ 93,529
Ratio of aggregate indebtedness to net capital	0.97 to 1	1.11 to 1

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2012 and 2011

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2012 and 2011

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Brown, Lisle/Cummings, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries, noting no differences. The assessment payment in Form SIPC-7 was traced to Brown, Lisle/Cummings, Inc.'s cash disbursement records. In addition, the disbursement was traced to Brown, Lisle/Cummings, Inc.'s bank statement, providing evidence that the checks cleared in a timely manner.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. No adjustments were reported in Form SIPC-7. As such, there were no procedures to be performed surrounding the adjustments.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. No overpayment was reported and applied on Form SIPC-7. As such, there were no procedures performed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
January 26, 2013

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

BROWN LISLE/CUMMINGS, INC.

INDEPENDENT AUDITORS'

REPORT ON THE

INTERNAL CONTROL STRUCTURE

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209

BROWN LISLE/CUMMINGS, INC.

INDEPENDENT AUDITORS'

REPORT ON THE

INTERNAL CONTROL STRUCTURE

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen G. Noyes

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Brown, Lisle/Cummings, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11).

Because Brown, Lisle/Cummings does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency or a combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 26, 2013